Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports First Quarter 2018 Financial Results

SHANGHAI, May 3, 2018 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights:

•	Total revenues increased 33.5% over Q1 2017 to RMB811.3 million (US$129.3 million), exceeding the Company’s guidance range

•	Online recruitment services revenues increased 30.5% over Q1 2017 to RMB548.3 million (US$87.4 million)

•	Other human resource related revenues increased 40.2% over Q1 2017 to RMB263.0 million (US$41.9 million)

•	Gross margin increased to 74.4% compared with 73.5% in Q1 2017

•	Income from operations increased 43.5% over Q1 2017 to RMB236.0 million (US$37.6 million)

•	Due to the significant impact of the change in fair value of convertible senior notes, basic and fully diluted loss per share was RMB(5.46) (US$(0.87))

•	Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB3.76 (US$0.60), exceeding the Company’s guidance range

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “We carried solid momentum in sales execution and operating efficiency into 2018 throughout the organization. Consistent with our high-quality growth strategy, our online business saw further uplift in revenue per customer as we pursued up-selling to existing customers and increased prices on certain entry-level online packages this year. In the other HR services area, customer demand and adoption was extremely robust for these value-added services that can enhance recruitment effectiveness, improve employee productivity and alleviate day-to-day HR administrative burden. 51job continues to be a pioneer and leader on the forefront of the HR industry in China, focused on delivering proven solutions, tangible results and dedicated long-term commitment to our employers, job seekers, partners and shareholders.”

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51job, Inc. Reports First Quarter 2018 Financial Results

May 3, 2018

First Quarter 2018 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2018 were RMB811.3 million (US$129.3 million), an increase of 33.5% from RMB607.7 million for the same quarter in 2017.

Online recruitment services revenues for the first quarter of 2018 were RMB548.3 million (US$87.4 million), representing a 30.5% increase from RMB420.1 million for the same quarter of the prior year. The growth was driven primarily by higher revenue per unique employer as well as a modest increase in the number of unique employers utilizing the Company’s online services. Average revenue per unique employer increased 25.8% in the first quarter of 2018 due to successful up-selling efforts that resulted in the purchase of multiple and/or higher value online products and services by customers, as well as price increases for select like-for-like products when compared with the same quarter in 2017. The estimated number of unique employers increased 3.8% to 375,290 in the first quarter of 2018 compared with 361,644 in the same quarter of the prior year due to new customer acquisition. The estimated number of unique employers in the first quarter of 2018 reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues for the first quarter of 2018 increased 40.2% to RMB263.0 million (US$41.9 million) from RMB187.6 million in the same quarter in 2017. The increase was primarily due to greater usage and growth of business process outsourcing, training, assessment and placement services.

Gross profit for the first quarter of 2018 increased 35.2% to RMB596.4 million (US$95.1 million) from RMB441.0 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 74.4% in the first quarter of 2018 compared with 73.5% for the same quarter in 2017.

Operating expenses for the first quarter of 2018 increased 30.3% to RMB360.3 million (US$57.4 million) from RMB276.5 million for the same quarter in 2017. Sales and marketing expenses for the first quarter of 2018 increased 34.1% to RMB274.8 million (US$43.8 million) from RMB204.9 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions and greater advertising expenses. General and administrative expenses for the first quarter of 2018 increased 19.4% to RMB85.5 million (US$13.6 million) from RMB71.7 million for the same quarter of the prior year primarily due to higher employee compensation and office expenses.

Income from operations for the first quarter of 2018 increased 43.5% to RMB236.0 million (US$37.6 million) from RMB164.4 million for the first quarter of 2017. Operating margin, which is income from operations as a percentage of net revenues, was 29.5% in the first quarter of 2018 compared with 27.4% for the same quarter in 2017. Excluding share-based compensation expense, operating margin would have been 32.3% in the first quarter of 2018 compared with 31.1% for the same quarter in 2017.

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51job, Inc. Reports First Quarter 2018 Financial Results

May 3, 2018

The Company recognized a gain from foreign currency translation of RMB36.3 million (US$5.8 million) in the first quarter of 2018 compared with a loss of RMB0.04 million in the first quarter of 2017 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes issued in 2014.

In the first quarter of 2018, the Company recognized a mark-to-market, non-cash loss of RMB589.1 million (US$93.9 million) associated with a change in fair value of convertible senior notes compared with RMB25.1 million in the first quarter of 2017. The large non-cash loss was a result of the significant increase in the price of the Company’s American Depositary Shares traded on the Nasdaq Global Select Market during the first quarter of 2018 and its corresponding effect on the fair value of the convertible senior notes.

Other income in the first quarter of 2018 included local government financial subsidies of RMB0.6 million (US$0.1 million) compared with RMB50.0 million in the first quarter of 2017.

Net loss attributable to 51job for the first quarter of 2018 was RMB(332.8) million (US$(53.1) million) compared with net income of RMB162.9 million for the same quarter in 2017. Fully diluted loss per share for the first quarter of 2018 were RMB(5.46) (US$(0.87)) compared with earnings per share of RMB2.74 for the same quarter in 2017.

In the first quarter of 2018, total share-based compensation expense was RMB22.8 million (US$3.6 million) compared with RMB22.0 million in the first quarter of 2017.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the first quarter of 2018 increased 15.5% to RMB242.7 million (US$38.7 million) compared with RMB210.1 million for the first quarter of 2017. Non-GAAP adjusted fully diluted earnings per share were RMB3.76 (US$0.60) in the first quarter of 2018 compared with RMB3.46 in the first quarter of 2017.

As of March 31, 2018, cash and short-term investments totaled RMB7,331.8 million (US$1,168.9 million) compared with RMB7,132.0 million as of December 31, 2017.

Business Outlook

Based on current market and operating conditions, the Company’s total revenues target for the second quarter of 2018 is in the estimated range of RMB855 million to RMB885 million (US$136.3 million to US$141.1 million). Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of convertible senior notes. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact and changes. Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2018 is in the estimated range of RMB3.70 to RMB4.00 (US$0.59 to US$0.64) per share. The Company expects total share-based compensation expense in the second quarter of 2018 to be in the estimated range of RMB22 million to RMB23 million (US$3.5 million to US$3.7 million).

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51job, Inc. Reports First Quarter 2018 Financial Results

May 3, 2018

Other Company News

In March 2018, the Company completed the acquisition of approximately 1,615 square meters of office space in Shanghai to accommodate its growing business operations. The total purchase price was RMB57.3 million (US$9.1 million), which was funded from the Company’s existing cash resources.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2726 to US$1.00, the noon buying rate on March 30, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 9:00 p.m. Eastern Time on May 3, 2018 (9:00 a.m. Beijing / Hong Kong time zone on May 4, 2018) to discuss its first quarter 2018 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: 800-905945

China: 4001-201203

Conference ID: 51job

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports First Quarter 2018 Financial Results

May 3, 2018

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, and http://www.lagou.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, placement, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports First Quarter 2018 Financial Results

May 3, 2018

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	March 31, 2017	March 31, 2018	March 31, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	420,088	548,292	87,411
Other human resource related revenues	187,625	262,981	41,925
Total revenues	607,713	811,273	129,336
Less: Government surcharges	(8,058)	(9,910)	(1,580)
Net revenues	599,655	801,363	127,756
Cost of services (Note 2)	(158,668)	(204,985)	(32,679)
Gross profit	440,987	596,378	95,077
Operating expenses:
Sales and marketing (Note 3)	(204,883)	(274,813)	(43,812)
General and administrative (Note 4)	(71,659)	(85,530)	(13,635)
Total operating expenses	(276,542)	(360,343)	(57,447)
Income from operations	164,445	236,035	37,630
(Loss) Gain from foreign currency translation	(40)	36,287	5,785
Interest and investment income, net	15,423	23,014	3,669
Change in fair value of convertible senior notes	(25,081)	(589,102)	(93,917)
Other income, net	49,358	315	50
Income (Loss) before income tax expense	204,105	(293,451)	(46,783)
Income tax expense	(41,077)	(44,175)	(7,043)
Net income (loss)	163,028	(337,626)	(53,826)
Net (income) loss attributable to non-controlling interests	(108)	4,814	767
Net income (loss) attributable to 51job, Inc.	162,920	(332,812)	(53,059)
Net income (loss)	163,028	(337,626)	(53,826)
Other comprehensive loss	(116)	(700)	(112)
Total comprehensive income (loss)	162,912	(338,326)	(53,938)
Earnings (Loss) per share:
Basic	2.76	(5.46)	(0.87)
Diluted (Note 5)	2.74	(5.46)	(0.87)
Weighted average number of common shares outstanding:
Basic	58,951,190	60,934,455	60,934,455
Diluted	59,514,570	60,934,455	60,934,455

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2726 to US$1.00 on March 30, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB3,530 and RMB3,569 (US$569) for the three months ended March 31, 2017 and 2018, respectively.

(3) Includes share-based compensation expense of RMB3,034 and RMB3,068 (US$489) for the three months ended March 31, 2017 and 2018, respectively.

(4) Includes share-based compensation expense of RMB15,466 and RMB16,165 (US$2,577) for the three months ended March 31, 2017 and 2018, respectively.

(5) Diluted earnings (loss) per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings (loss) per share for the three months ended March 31, 2017 and 2018 because the effect would be anti-dilutive. The impact of share options was also excluded in the computation of diluted loss per share for the three months ended March 31, 2018 because the effect would be anti-dilutive.

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51job, Inc. Reports First Quarter 2018 Financial Results

May 3, 2018

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2017	March 31, 2018	March 31, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income (loss) before income tax expense	204,105	(293,451)	(46,783)
Add back: Share-based compensation	22,030	22,802	3,635
Add back: Loss (Gain) from foreign currency translation	40	(36,287)	(5,785)
Add back: Change in fair value of convertible senior notes	25,081	589,102	93,917
Non-GAAP income before income tax expense	251,256	282,166	44,984
GAAP income tax expense	(41,077)	(44,175)	(7,043)
Tax effect of non-GAAP line items	1	(81)	(13)
Non-GAAP income tax expense	(41,076)	(44,256)	(7,056)
Non-GAAP adjusted net income	210,180	237,910	37,928
Non-GAAP adjusted net income attributable to 51job, Inc.	210,072	242,724	38,695
Non-GAAP adjusted earnings per share:
Basic	3.56	3.98	0.63
Diluted (Note 2)	3.46	3.76	0.60
Weighted average number of common shares outstanding:
Basic	58,951,190	60,934,455	60,934,455
Diluted	63,550,242	66,953,934	66,953,934

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2726 to US$1.00 on March 30, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,640 and RMB8,854 (US$1,412) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended March 31, 2017 and 2018, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended March 31, 2017 and 2018.

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51job, Inc. Reports First Quarter 2018 Financial Results

May 3, 2018

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2017	March 31, 2018	March 31, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS
Current assets:
Cash	2,292,476	1,857,769	296,172
Restricted cash	249	125,265	19,970
Short-term investments	4,839,550	5,473,995	872,684
Accounts receivable (net of allowance of RMB5,384
and RMB7,474 as of December 31, 2017 and
March 31, 2018, respectively)	186,861	155,289	24,757
Prepayments and other current assets	559,105	616,725	98,320
Total current assets	7,878,241	8,229,043	1,311,903
Non-current assets:
Long-term investments	433,886	433,886	69,172
Property and equipment, net	497,845	547,984	87,362
Goodwill	1,021,454	1,021,454	162,844
Intangible assets, net	162,024	156,142	24,893
Other long-term assets	17,370	105,481	16,816
Deferred tax assets	12,912	13,604	2,169
Total non-current assets	2,145,491	2,278,551	363,256
Total assets	10,023,732	10,507,594	1,675,159

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	35,532	49,221	7,847
Salary and employee related accrual	134,966	86,264	13,753
Taxes payable	230,734	242,401	38,644
Advance from customers	937,981	1,099,822	175,337
Other payables and accruals	703,441	764,759	121,921
Total current liabilities	2,042,654	2,242,467	357,502
Non-current liabilities:
Deferred tax liabilities	121,348	119,687	19,081
Convertible senior notes	1,667,967	2,191,544	349,384
Total non-current liabilities	1,789,315	2,311,231	368,465
Total liabilities	3,831,969	4,553,698	725,967

Mezzanine equity:
Redeemable non-controlling interests	228,230	222,646	35,495

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000
shares authorized, 61,853,004 and 62,304,094
shares issued and outstanding as of December 31,
2017 and March 31, 2018, respectively)	50	50	8
Additional paid-in capital	1,809,732	1,909,717	304,454
Statutory reserves	13,874	13,874	2,212
Accumulated other comprehensive income	136,947	136,247	21,721
Retained earnings	3,993,777	3,660,965	583,644
Total 51job, Inc. shareholders' equity	5,954,380	5,720,853	912,039
Non-controlling interests	9,153	10,397	1,658
Total equity	5,963,533	5,731,250	913,697
Total liabilities, mezzanine equity and equity	10,023,732	10,507,594	1,675,159

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2726 to US$1.00 on March 30, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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